

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 18, 2010

via U.S. mail and facsimile

Rong Guangdao, Chairman
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
The People's Republic of China

   RE: Sinopec Shanghai Petrochemical Company Limited
     Form 20-F for the Fiscal Year Ended December 31, 2009
     Filed June 10, 2010
     Form 20-F/A No. 1 for the Fiscal Year Ended December 31, 2009
     Filed July 19, 2010
     File No. 1-12158

Dear Mr. Guangdao:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        John Cash
        Accounting Branch Chief